UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO (GAP)

ANNOUNCES RESULTS FOR 4Q06

Guadalajara, Jalisco, Mexico, February 23, 2007 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported unaudited results for the fourth quarter of 2006 ended December 31, 2006. Figures are unaudited and have been prepared in accordance with Generally Accepted Accounting Principles in Mexico (NIF). Except as otherwise indicated, all peso amounts are presented herein in constant pesos with purchasing power as of December 31, 2006.

Highlights of 4Q06 versus 4Q05:

•

Revenues increased 9.5%, or Ps. 64.3 million, mainly due to a Ps. 40.9 million (7.4%) increase in revenues from aeronautical services, of which Ps. 31.1 million, (76.0% of the increase) is derived from a 7.2% increase in revenues from passenger charges.

•	Revenues from non-aeronautical services increased Ps. 23.4 million, or 18.6%.

•	Passenger traffic increased 8.7% and workload units (WLU)[1] increased 8.9%.

•	Cost of services increased 5.2%; as a percentage of revenues it decreased 3.9% and per WLU it decreased 3.4%.

•

As a result of the increase in revenues, the cost corresponding to government concession fees increased 9.5% (Ps. 3.2 million). The increase in revenues was offset by a 5.8% increase in the cost of services (excluding payment for technical assistance, depreciation and amortization) and as a result the technical assistance fee increased 10.9% (Ps. 2.6 million).

•	Operating income increased 0.4%, from Ps. 265.7 million in 2005 to Ps. 266.8 million in 2006.

•	EBITDA increased 11.3%, from Ps. 427.4 million to Ps. 475.8 million.

•

Net income increased 128.4% from Ps. 134.6 million to Ps. 307.4 million, mainly due to a reduction in the asset tax base for the airports of Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo, in accordance with the decision made by the federal appellate court in the legal proceeding against the Ministry of Finance and Public Credit.

_________________________

1  Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 216	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Operating Results:

Terminal Passenger Traffic

During the fourth quarter of 2006, total terminal passengers increased 8.7% as a result of an increase in domestic passenger traffic of 18.7%.

Domestic passenger traffic during the fourth quarter of 2006 experienced a net increase of 536.3 thousand passengers, an 18.7% increase compared to 4Q05. This was the result of a combined increase of 557.8 thousand passengers at the Guadalajara, Tijuana, La Paz, Los Mochis, Bajio, Puerto Vallarta, Hermosillo, Aguascalientes and Los Cabos airports, which was partly offset by a combined decline of 21.9 thousand passengers at the Morelia, Mexicali and Manzanillo airports.

Of the 557.8 thousand passenger increase, it is important to note that terminal passenger traffic at the Guadalajara airport rose by 260.2 thousand, at Tijuana by 176 thousand, at La Paz by 38.4 thousand, at Los Mochis by 23.8 thousand, at Bajio by 23.1 thousand, at Puerto Vallarta by 13.6 thousand, at Hermosillo by 13.0 thousand, at Aguascalientes by 7.5 thousand, and at Los Cabos by 2.5 thousand. On an individual basis, during the fourth quarter of 2006, the Guadalajara, Tijuana, La Paz, Los Mochis, Bajio, Puerto Vallarta, Hermosillo, Aguascalientes and Los Cabos airports recorded increases of 30.2%, 20.5%, 39.0%, 51.8%, 14.2%, 8.7%, 5.0%, 13.9% and 2.0%, respectively, compared to 4Q05.

In the cases of the Guadalajara, Tijuana, Los Mochis, La Paz, Hermosillo and Bajio airports, the growth resulted primarily from the initiation of new routes and greater flight frequencies by low-cost carriers, which increased available seats on flights to and from these cities. In the case of Los Cabos and Puerto Vallarta, these increases reflect the growing popularity of these main tourist destinations among domestic travelers as well the initiation of operations by the low-cost carriers at these airports.

It is also important to mention that the La Paz and Los Mochis airports experienced significant growth in domestic passenger traffic due to the initiation of operations of Alma and A Volar, as well as the re-initiation of Aerocalifornia’s operations in the second half of July 2006. This ends the negative trend that has been prevalent since April 2006.

Three airports accounted for the 21.8 thousand domestic passenger traffic decrease: Morelia (11.2 thousand), Mexicali (6.5 thousand) and Manzanillo (4.1 thousand). On an individual basis, during the fourth quarter of 2006, the Morelia, Mexicali, and Manzanillo airports recorded decreases in domestic passenger traffic of 12.3%, 5.2% and 12.2%, respectively, as compared to the fourth quarter of 2005.

Due in part to cyclical migration patterns and the marketing efforts of airlines, domestic passenger traffic to and from the Tijuana and Mexicali airports tends to alternate. This effect was visible during the fourth quarter of 2006 when domestic passenger traffic in Tijuana rose by 176 thousand terminal passengers, while domestic passenger declined in Mexicali by 6.5 thousand terminal passengers. It is important to note that, to date, the

Mexicali airport does not have any low-cost carriers that are able compete with the fare offerings in Tijuana.

International passenger traffic declined by 119.4 thousand terminal passengers compared to the fourth quarter of 2005. This was the result of a combined decrease in international terminal passengers at the Los Mochis, Hermosillo, Manzanillo, Morelia, Guadalajara, Puerto Vallarta, Los Cabos and Mexicali airports, which was partially offset by a combined increase of 4.7 thousand passengers at the Tijuana, Aguascalientes and La Paz airports.

Of the passenger increase in international traffic at the abovementioned airports, 4.6 thousand additional passengers traveled through the following three airports: Aguascalientes (3 thousand), Tijuana (1.2 thousand) and La Paz (0.4 thousand). On an individual basis, during the fourth quarter of 2006, the Aguascalientes, Tijuana and La Paz airports recorded increases of 11.6%, 36.3% and 5.5%, respectively, compared to 4Q05.

The increase at the Aguascalientes airport reflects higher passenger traffic on routes to and from Houston, Texas and Ontario, California. The increase at the La Paz airport was driven by the increase in the number of direct routes to and from the United States and, in the case of Tijuana, it was driven by the introduction of the new Tijuana – Narita route by Aeromexico.

The decrease of 124.2 thousand international passengers was mainly due to the decline of traffic at the Guadalajara, Puerto Vallarta, Los Cabos, Morelia, Hermosillo and Bajio airports. In the case of the Hermosillo airport this decline resulted from interruptions in the Hermosillo-Los Angeles routes, which was operated exclusively by Aerocalifornia. However, we expect a recovery in passenger traffic during the first quarter of 2007 due to the launch of the Hermosillo – Los Angeles route by Delta Airlines. In the case of Manzanillo, the decrease was the result of the suspension of the Manzanillo – Los Angeles route, which was also operated exclusively by Aerocalifornia, and has not been re-initiated.

In the cases of Guadalajara and Morelia, the decrease in international passenger traffic was possibly a result of the substitution effect as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore decreasing traffic on flights to and from California.

It is important to note that the decline in terminal passenger traffic in the Los Cabos and Puerto Vallarta airports is related to the fact that the effects of Hurricane Wilma, which caused damages in the airports and tourist destinations of the Mexican gulf region, i.e. Cancun and Cozumel, affected the 4Q05 results and were no longer a factor in the 4Q06 results.

Terminal Passenger Traffic for the Full Year 2006

For the twelve-month period ended December 31, 2006, total terminal passengers increased by 1,378.9 thousand passengers (7.2% of the increase) as well as an increase of 952.2 thousand domestic passengers (8.3% of the increase) and an increase of 426.6 thousand passengers (5.6% of the increase). Domestic passenger traffic at the Guadalajara airport rose by 543.6 thousand passengers, in Tijuana by 283.8 thousand, in Los Cabos by 105.1 thousand passengers, in Puerto Vallarta by 72.8 thousand passengers, in Bajio by 22 thousand passengers, in La Paz by 21.8 thousand passengers, in Aguascalientes by 16.1 thousand passengers, in Los Mochis by 10.7 thousand passengers and in Manzanillo by 2.6 thousand passengers, compared to the first twelve months of 2005 (representing increases of 15.7%, 8.2%, 24.3%, 12.5%, 3.4%, 5.3%, 6.7%, 5.5% and 2.3%, respectively).

In the cases of Guadalajara, Tijuana, Bajio, La Paz and Los Mochis this increase was due largely to the higher number of available seats on low-cost carrier flights. In the cases of Puerto Vallarta and Los Cabos this was due to their increased popularity as tourist destinations and, to a lesser extent, as an alternative to Cancun and Cozumel following Hurricane Wilma, as well as the initiation of operations by the low-cost carrier airlines.

In terms of international terminal passenger traffic, during the twelve months of 2006, the Guadalajara, Los Cabos, Puerto Vallarta, Bajio, Aguascalientes and Tijuana airports experienced the largest increases of 150.8, 149.2, 146.9, 19.6, 16.4 and 3.5 thousand passengers, respectively, (or 6.9%, 7.3%, 6.7%, 4.2%, 14.2% and 28.4%, respectively).

Additionally, during the twelve months of 2006, low-cost carriers (Alma, Interjet, Volaris, Click, A Volar and VivaAerobus) served a total of 2,300,437 terminal passengers (18.44% of domestic terminal passengers) at the Guadalajara, Bajio, La Paz, Los Mochis, Hermosillo, Morelia, Puerto Vallarta, Tijuana and Los Cabos airports. As of December 31, 2006, these six airlines operated a total of 587 weekly departures.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

4Q06 Consolidated Results

Revenues for the fourth quarter of 2006 were Ps. 742.3 million, 9.5% higher than the Ps. 678.0 million recorded during the same period in 2005, mainly reflecting revenue increases in aeronautical services.

• Aeronautical services revenues increased by Ps. 40.9 million, or 7.4% of the total increase in revenues compared to the fourth quarter of 2005, due primarily to an increase of Ps. 31.1 million in passenger charges, which represented 76.0% of the increase. Airplane landing and parking fee revenues rose Ps. 1.8 million and Ps. 4.1 million, respectively (together representing 14.3% of the increase in aeronautical revenues).

• Non-aeronautical services revenues increased 18.6% or Ps. 23.4 million compared to the fourth quarter of 2005. Revenues from parking, leasing of space to time-share developers, retail shops, food and beverage operations and car rental companies were the main drivers of this increase, together contributing Ps. 20.3 million of this increase, or 86.7%. Non-aeronautical revenues per passenger were Ps. 28.6 compared to Ps. 26.2 in the fourth quarter of 2005, representing a 9.1% increase.

Total operating costs and expenses increased Ps. 13.2 million, an increase of 5.8%, primarily as a result of the following:

•	Cost of services increased 5.2%, or Ps. 10.0 million,(compared to a 19.8% increase 4Q05 vs. 4Q04), mainly due to the following:

•

Employee costs increased Ps. 3.8 million, or 5.0%, compared to 4Q05, due mainly to an increase in employee salaries and to the purchase of employee uniforms in the amount of Ps. 4.3 million, which in 2005 occurred during the third quarter. This increase was offset by the fact that there were eight less paid business days in 4Q06, which amounted to a reduction of Ps. 4.2 million.

•

Maintenance costs decreased Ps. 12.4 million, or 25.4%, since in 2005 maintenance of the Company’s terminals, runways and taxiways occurred in the fourth quarter, however in 2006, these improvements took place during the first half of the year, as has been mentioned in previous reports.

•

Security and Insurance increased Ps. 4.9 million, or 23.5% due mainly to an increase in security personnel thanks to our terminal expansions in some of our airports. as well as an increase in the cost of security services.

•	Service costs increased Ps. 1.5 million, or 8.1%, mainly as a result of higher electricity consumption due to increases in tariffs as well as the additional infrastructure necessary to comply with the Company’s Master Development Plan2.

•

Other operating costs increased Ps. 12.4 million, or 42.7%, compared to 4Q05, mainly due to increases in professional services during the last quarter of the year. These include legal fees of Ps. 3.5 million, airport marketing costs of Ps. 2.1 million, parking management fees of Ps. 1.5 million, consulting fees related to compliance with Sarbanes Oxley for Ps. 1.4 million and consulting fees related to being publicly-traded for Ps. 0.9 million.

As a result of the higher revenues for the period, government concession fees increased 9.5%.

As a result of our 11.3% increase in profitability, technical assistance fees increased 10.9%.

Operating margin decreased 3.3 percentage points, from 39.2% in 4Q05 to 35.9% in 4Q06. This decline is a result of the recognition of expected amortizations in certain projects and improvements that took place in our airports in past years that were replaced by new projects in these same areas for a total of Ps. 34.5 million, representing 4.6% of total revenues for the quarter. Excluding this effect, the operating margin would have been 40.5%.

Net Income was Ps. 172.9 million higher in 4Q06 compared to 4Q05, rising from Ps. 134.6 million in 4Q05 to Ps. 307.4 million in 4Q06. This represents an increase of 128.4%. Net income before taxes increased 6.4%, since the increase in the net income amount was primarily driven by the tax benefit that the Company received from the favorable ruling of the asset tax treatment regarding some of our airports. This figure reached a historic level of Ps. 115.2 million and was recorded as a reduction in taxes, plus Ps. 18.0 million from the inflation update, recorded in the result for integral cost of financing. Both of these amounts together represented 77.0% of the increase in net income.

_________________________

2  For a description of our Master Development Plan, please see our offering prospectus dated February 23, 2006, which is available online at http://www.aeropuertosgap.com.mx

Summary of Consolidated Results for 4Q06 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.7995 per U.S. dollar (the U.S. Federal Reserve noon buying rate at December 29, 2006).

- Under Mexican GAAP EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 425.9 million and Ps. 484.6 million for 4Q05 and 4Q06, respectively.

Other Important Data for 4Q06 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Operating Costs / Expenses for 4Q06 (in thousands of pesos):

Consolidated Results for the Twelve-Month Period of 2006

Revenues for the full year 2006 were Ps. 2,935.8 million, 8.9% higher than the Ps. 2,696.3 million obtained during the same period of 2005, as a result of the following:

•

Aeronautical services revenues increased Ps. 191.8 million, from Ps. 2,198.5 million during 2005 to Ps. 2,390.3 million during the same period of 2006 (an increase of 8.7%). The 7.2% increase in terminal passenger traffic during 2006 and the increase in our specific rates generated an increase of Ps. 148.2 million in passenger charges, 8.4% higher than in 2005.

•

Non-aeronautical services revenues increased Ps. 47.7 million, or 9.6% compared to 2005. Revenues from food and beverage operations, retail shops, parking, advertising, the leasing of space to car rental companies, duty paid and duty free shops together represented 98.5% (Ps. 47.0 million) of the increase. However, offsetting this amount was the Ps. 4.0 million decline from the leasing of area to time-share developers mainly due to the fact that the Los Cabos airport received an extraordinary one-time payment of Ps. 20.9 million from the leasing of area to time-share developers during 2005. However, during the last quarter of 2006 the Company reached agreements with these developers, generating revenues of Ps. 15.7 million. The non-aeronautical revenue per passenger was Ps. 26.6, compared to Ps. 26.0 in 2005, an increase of 2.2%. Excluding the effect of the one-time payment made by the time-share companies during 2005, non-aeronautical revenue per passenger would have reached Ps. 24.9, which when compared to the figure in 2006, represents an increase of 6.8%.

Total operating costs and expenses increased Ps. 67.1 million, or 8.3%, primarily as a result of the following:

•	Cost of services increased Ps. 55.1 million, or 8.1%, as per the Company’s strategy of distributing costs throughout the entire year, due to:

•

Employee costs increased Ps. 14.1 million, or 4.7%, mainly due to a) an average salary and wage increase (3.1%) and related costs amounting to Ps. 3.2 million, b) an increase of Ps. 2.5 million in compensation and pension fund provisions, c) an increase in employee severance and compensation of Ps. 3.5 million, and d) an executive compensation provision of Ps. 4.8 million.

•	Maintenance costs decreased Ps. 4.0 million, 3.2% lower compared to 2005, mainly due to the maintenance works in terminals and runaways during 2005.

•

Services costs increased Ps. 12.6 million, or 18.1%, mainly as a result of an increase in electricity consumption caused by higher tariffs and development of infrastructure at the airports to accomplish GAP’s Master Development Plan.

•

Other costs of services increased Ps. 22.0 million, or 23.3%, due mainly to a Ps. 3.1 million increase in legal and accounting fees associated with compliance with Sarbanes-Oxley securities laws, Ps. 4.3 million for New York and Mexico’s Stock Exchange fees, Ps. 1.3 million for airport parking management costs, Ps.5.4 million increase in technical consulting fees and Ps. 2.7 million in travel expenses, among others.

As a result of the higher revenues for the period, government concession fees increased 8.9%.

Due to an increase in EBITDA of Ps. 163.3 million, or 9.1%, compared to 2005, the technical assistance fee increased Ps. 9.2 million, or 9.6%.

Operating margin decreased 1.1% in 2006, from 42.5% in 2005 to 42.1% in 2006 due to the factors described above.

Net income increased Ps. 208.9 million, or 30.5% to Ps. 894.4 million in 2006 compared to Ps. 685.5 million in 2005. Income before taxes increased 9.3% due to the factors described above; however this increase was mainly due to the benefit of the favorable resolution regarding the manner of calculating asset tax applicable to the concessions of some airports, reaching a historic level of Ps. 115.2 million and registered as a decrease of taxes. In addition, Ps. 18.0 million of inflation updating was registered as comprehensive financial results; both concepts represented 63.8% of the total increase in net income.

The benefit from the final resolution in the manner of calculating asset tax caused a decrease in the effective tax rate, from 40.8% in 2005 to 29.4% in 2006, or a 27.9% reduction.

Summary of Consolidated Results for Full Year 2006 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.7995 per U.S. dollar (the U.S. Federal Reserve noon buying rate at December 29, 2006).

- Under Mexican GAAP EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 1,788.3 million and Ps. 1,954.1 million for 2005 and 2006, respectively.

Other Important Data for the Full Year 2006 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the fourth quarter of 2006 were Ps. 593.4 million, resulting in an average rate per workload unit of Ps. 104.8. Regulated revenues accounted for 79.9% of total revenues for the period.

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates; to date, they have notified the Company that it complied for the year 2005, but the notification of compliance for 2006 remains pending.

Balance Sheet

CAPEX for the fourth quarter of 2006 totaled approximately Ps. 297.7 million, which was necessary to comply with our Master Development Plan.

The Company maintains a healthy cash and short-term investment position at December 31, 2006, with a balance of cash and cash equivalents of approximately Ps. 1,022.3 million, which is evidence of our potential as well as liquidity that will enable is to fulfill our Master Development Plan goals.

Other Current Assets at the close of 2006 includes the benefit from the final resolution in the manner of calculating asset tax at some of our airports, which reached Ps. 208.6 million.

As of December 31, 2006, the Company’s principal assets consisted of the concessions, with a balance of Ps. 17,397.4 million, rights to use airport facilities, with a balance of Ps. 2,393.6 million and fixed assets, with a balance of Ps. 2,361.6 million, representing approximately 68.2%, 9.4% and 9.3% of total assets, respectively.

CAPEX

During the full year 2006, we invested Ps. 640.8 million in fixed assets, representing a 4.8% increase as compared to investments in fixed assets during the same period of 2005.

These investments allow us to maintain our airport facilities in the most modern and optimal operating conditions, while also complying with our obligations under our Master Development Plan.

Recent Events

On January 12, 2007, the Company announced that it was included in the IPC Index, (Indice de Precios y Cotizaciones) the primary indicator of the performance of the Mexican equity markets, comprised of companies listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores). Since January 22, the Company is officially part of the IPC index.

At the end of 2006, Mexico’s Congress approved the Federal Income Law, which among others consists of two important changes regarding the asset tax. In the first change, it eliminates the company’s ability to deduct debt from the asset tax base calculation. Secondly, modifies the asset tax rate from 1.8% to 1.25%.

GAP 4Q06 Conference Call

Monday, February 26, 2007

11pm Eastern, 10am Mexico City

(888) 802-8577 in the U.S.

(973) 935-8754 outside the U.S.

Conference ID: 8414328

Replay information will be posted on the web site following the conference call.

*

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

***

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”,, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	4Q05	4Q06	Change	Acum 05	Acum 06	Change
Guadalajara						
Aeronautical services	177,760	194,164	9.2%	692,201	779,987	12.7%
Non aeronautical services	41,831	54,387	30.0%	165,451	194,015	17.3%
Total Revenues	219,590	248,551	13.2%	857,652	974,001	13.6%
Operating Income	100,803	89,737	-11.0%	405,602	459,929	13.4%
EBITDA	151,132	174,532	15.5%	606,134	702,975	16.0%
Tijuana						
Aeronautical services	74,454	91,035	22.3%	300,875	329,568	9.5%
Non aeronautical services	10,249	11,422	11.4%	39,037	44,730	14.6%
Total Revenues	84,704	102,457	21.0%	339,913	374,298	10.1%
Operating Income	13,845	27,757	100.5%	77,010	97,846	27.1%
EBITDA	46,369	60,554	30.6%	205,954	227,793	10.6%
Puerto Vallarta						
Aeronautical services	90,335	89,405	-1.0%	351,624	383,178	9.0%
Non aeronautical services	18,374	22,490	22.4%	75,842	83,654	10.3%
Total Revenues	108,709	111,895	2.9%	427,466	466,832	9.2%
Operating Income	52,551	53,304	1.4%	226,160	247,375	9.4%
EBITDA	73,332	80,138	9.3%	309,193	342,284	10.7%
Los Cabos						
Aeronautical services	84,381	83,468	-1.1%	327,535	365,625	11.6%
Non aeronautical services	30,540	34,850	14.1%	121,269	124,295	2.5%
Total Revenues	114,922	118,318	3.0%	448,804	489,920	9.2%
Operating Income	73,982	71,199	-3.8%	284,330	313,084	10.1%
EBITDA	88,911	86,946	-2.2%	343,663	374,592	9.0%
Hermosillo						
Aeronautical services	27,504	28,506	3.6%	114,264	111,498	-2.4%
Non aeronautical services	5,665	5,454	-3.7%	22,335	21,612	-3.2%
Total Revenues	33,168	33,960	2.4%	136,600	133,110	-2.6%
Operating Income	10,207	8,707	-14.7%	46,067	35,156	-23.7%
EBITDA	18,687	18,115	-3.1%	79,874	71,652	-10.3%
Bajio						
Aeronautical services	33,486	36,750	9.7%	134,956	141,736	5.0%
Non aeronautical services	7,143	6,774	-5.2%	26,898	26,327	-2.1%
Total Revenues	40,629	43,524	7.1%	161,854	168,063	3.8%
Operating Income	16,617	18,116	9.0%	69,931	71,515	2.3%
EBITDA	25,215	27,191	7.8%	103,839	106,941	3.0%
Otros (1)						
Aeronautical services	64,552	70,036	8.5%	277,015	278,742	0.6%
Non aeronautical services	11,724	13,511	15.2%	46,959	50,841	8.3%
Total Revenues	76,276	83,547	9.5%	323,974	329,583	1.7%
Operating Income	- 2,239	- 2,370	5.8%	32,625	10,259	-68.6%
EBITDA	22,572	26,646	18.1%	130,403	120,889	-7.3%
Total						
Aeronautical services	552,472	593,365	7.4%	2,198,471	2,390,333	8.7%
Non aeronautical services	125,525	148,888	18.6%	497,792	545,473	9.6%
Total Revenues	677,997	742,252	9.5%	2,696,263	2,935,806	8.9%
Operating Income	265,767	266,451	0.3%	1,141,724	1,235,164	8.2%
EBITDA	426,217	474,122	11.2%	1,779,060	1,947,125	9.4%

Exhibit B: Consolidated Balance Sheet as of December 31, (in thousands of pesos):

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

2007 Outlook

The Company anticipates the growth trend in domestic passenger traffic in 2007 to be above the historical average, driven mainly by a greater coverage of LCCs within its airport network as well as a greater number of routes and frequencies by these airlines. This will be contingent, however, on these airlines achieving their business plans and receiving their requested aircrafts purchases, which, according to Mexican media, they expect to receive over the course of 2007.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: February 23, 2007